Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
August 29, 2014 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have included:

▪  Executing its arbitration claim (the "Brisas Arbitration")  against Venezuela in connection with the expropriation of the Company's Brisas Project and maintaining its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government (See Note 3 to the consolidated financial statements);

▪  Advancing efforts to sell the remaining Brisas Project related assets;

▪  Pursuing additional financing and modifying or restructuring its Notes (See Note 11 to the consolidated financial statements).

Exploration Prospects

La Tortuga Property

Pursuant to an April 2012 Option Agreement with Soltoro Ltd., Gold Reserve had the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate US$3.65 million in option payments and property expenditures over three years. Over the approximately two year period Gold Reserve compiled data, completed a number of studies on the property and made option payments totaling $0.4 million all of which has been expensed as of June 30, 2014.

With the recent amendment to the Mexican mining law in late 2013, the Mexican authorities have a renewed and changing focus on environmental reviews and approvals. The Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) recently requested the Company to resubmit its drilling permit application, expand its environmental baseline study and add additional other items. The perceived change in the Mexican government's posture towards mining led the Company to reconsider its continued investment in the project. Management and the Board of Directors ultimately concluded that continued investment in the property was not in the best interest of the Company and its stakeholders and therefore the Company terminated its option on the property in August 2014.

The Company from time to time evaluates additional prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed on the prospect, schedules, weather and geography. The Company is focused on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013. In May 2014, the parties submitted their legal and technical costs related to the arbitration process. In July 2014, the Tribunal declared the arbitration proceedings closed and the Company awaits the Tribunal's award.

An ICSID Additional Facility Award is enforceable globally under the 1958 New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets. In the event of a positive ICSID award, the Company expects to pursue any and all means to ensure timely payment by the government of Venezuela.

In 2013, Venezuela publically stated its intent to develop the Brisas Project and contiguous areas and has reportedly engaged a major Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex.

In December 2013, the Venezuelan government granted the gold exploration and mining rights in three areas located in Bolivar State valued at US $30 billion to the Venezuelan State-owned oil company Petróleos de Venezuela, S.A. ("PDVSA"). At or about the same time PDVSA established Empresa Nacional Aurifera, S.A. ("ENA") with equity of US $ 30 billion for the purpose of exploring, developing and producing gold. ENA holds the mining rights noted above. One of the three areas granted, Sifontes South or Kilometer 88 Block, includes the area of the Brisas gold and copper deposit. Also in December 2013 Venezuela's central bank, Banco Central de Venezuela (BCV") purchased 40% of ENA valued at US $12 billion. Pursuant to the transaction, PDVSA offset promissory notes payable to BCV totaling US $21.5 billion and recorded a gain of approximately US $9.5 billion

Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company. This would allow PDVSA, ENA, BCV and the Chinese corporation to develop Brisas on an accelerated basis for the benefit of Venezuela, with appropriate compensation for the Company’s stakeholders.  Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Financial Overview

The Company's overall financial position is a product of a number of historical events including the uncompensated seizure of the Brisas Project by the Venezuelan government, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project, the impact of the 2012 restructuring of convertible debt originally issued for the Brisas Project as well as the extension in the second quarter 2014 of the maturity date of the Company's then existing debt and issuance of an additional $12 million of new convertible debt.

Recent operating results continue to be shaped by the cost of ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government, costs associated with the La Tortuga Project, the rights to which management decided to terminate in August 2014 and the costs of maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires and invests in an alternative mining project, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, the amount of proceeds and timing of sale, if any, of the remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the existing convertible notes and/or future financings, if any.  The Company has one operating segment, the exploration and development of mineral properties.

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5,250,000. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share.

During the second quarter of 2014, the Company agreed with its Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes. (See Note 11 to the consolidated financial statements).

The Company also continues its efforts to dispose of the remaining Brisas Project assets, pursue a timely completion of the Brisas Arbitration claim before ICSID and maintain its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government.

Liquidity and Capital Resources

At June 30, 2014, the Company had cash and cash equivalents of approximately $10.3 million which represents an increase from December 31, 2013 of approximately $7.3 million. The net increase was primarily due to proceeds from the issuance of convertible notes offset by cash used in operations. The activities that resulted in the net change in cash are more fully described in the "Operating," "Investing" and "Financing" Activities sections below.

	2014	Change	2013
Cash and cash equivalents	$10,251,418	$7,275,581	$2,975,837

As of June 30, 2014, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $10.6 million, Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $19 million (See Note 7 to the consolidated financial statements) and short-term financial obligations included accounts payable and accrued expenses due in the normal course of approximately $0.9 million.

The Company believes that cash and investment balances along with funds available from potential future equipment sales will be sufficient to enable it to fund its activities through 2015. As of the date of this report, the Company had approximately $9.3 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2014 and 2013 was approximately $4.0 million and $5.2 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash expense items primarily related to accretion of convertible notes, stock options issued in lieu of cash compensation and certain non-cash changes in working capital.

Cash flow used in operating activities during the six months ended June 30, 2014 decreased from the prior comparable period primarily due to a decrease in costs associated with the arbitration partially offset by an increase in corporate general and administrative expense as a result of costs associated with the restructuring of convertible notes.

Investing Activities

During the six months ended June 30, 2014 and 2013, the Company paid $150,000 and $125,000 in accordance with the terms of its option agreement related to the La Tortuga property. In August 2014, the Company terminated its option agreement and wrote-off $0.4 million in option payments previously capitalized (See Note 7 to the consolidated financial statements).   As of June 30, 2014, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

Financing Activities

Net proceeds from the issuance of common shares relate to the exercise of employee stock options totaling $68,250 and $638,811 during the six months ended June 30, 2014 and 2013, respectively.

During the second quarter of 2014, the Company agreed with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes.

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly, issued in the form of a note (Interest Notes) and be payable in cash at maturity. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.(See Note 11 to the consolidated financial statements).

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of June 30, 2014 (For further details see "Financing Activities" above and Note 11 to the consolidated financial statements):

Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 38,350,000	$ -	$ 37,308,000	$ -	$ 1,042,000
Interest	7,212,566	57,310	6,868,706	114,620	171,930
	$ 45,562,566	$ 57,310	$ 44,176,706	$ 114,620	$ 1,213,930

1         Includes $37,308,000 principal amount of 11% convertible notes due December 31, 2015 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         The amount recorded as convertible notes in the consolidated balance sheet as of June 30, 2014 is comprised of $31.0 million carrying value (face value $37.3 million) of Modified Notes and New Notes issued pursuant to the 2014 Restructuring, 0.14 million Interest Notes and $1.04 million of Old Notes held by other note holders who declined to participate in the 2012 Restructuring (See Note 11 to the consolidated financial statements). The $31.0 million carrying value of Modified Notes and New Notes will be accreted to face value of $37.3 million using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and six months ended June 30, 2014 was approximately $4.3 million and $7.2 million, respectively compared to $4.1 million and $7.3 million in the comparable periods in 2013.

		3 months			6 months
	2014	2013	Change	2014	2013	Change
Other Income (loss)	$ (162,556)	$ (23,123)	$(139,433)	$ (168,188)	$ 6,111	$(174,299)
Total expenses	(4,184,781)	(4,096,443)	(88,338)	(6,992,762)	(7,332,774)	340,012
Net Loss	$(4,347,337)	$(4,119,566)	$(227,771)	$(7,160,950)	$(7,326,663)	$ 165,713

Other Income

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The loss on debt restructuring was due to the remaining unamortized discount on convertible notes prior to the restructuring (See Note 11 to the consolidated financial statements).

		3 months			6 months
	2014	2013	Change	2014	2013	Change
Interest	$ 42	$ 127	$ (85)	$ 158	$ 432	$ (274)
Loss on debt restructuring	(161,292)	-	(161,292)	(161,292)	-	(161,292)
Foreign currency gain (loss)	(1,306)	(23,250)	21,944	(7,054)	5,679	(12,733)
	$ (162,556)	$ (23,123)	$(139,433)	$ (168,188)	$ 6,111	$(174,299)

Expenses

Corporate general and administrative expense for the three and six months ended June 30, 2014 increased over from the comparable periods in 2013 primarily due to costs associated with the restructuring of convertible notes partially offset by a decrease in non-cash charges associated with the previous issuance of stock-based compensation. The decrease in exploration expense during the three and six months ended June 30, 2014 is attributable to a decrease in activities on the La Tortuga property. The decrease in legal and accounting expense for the six months ended June 30, 2014 is primarily attributable to a decrease in fees incurred for corporate and tax planning activities.

Arbitration expense for the three and six months ended June 30, 2014 decreased by $0.9 million and $1.3 million, respectively from the comparable periods in 2013 due to a decrease in legal and technical work as the proceedings have reached the final phases. The increase in interest expense is related to an increase in accretion of convertible notes as well as additional interest on the new convertible notes issued in the second quarter of 2014. In addition, as a result of management's decision to terminate the option agreement with Soltoro, the Company wrote off its $0.425 million investment in the La Tortuga property.

		3 months			6 months
	2014	2013	Change	2014	2013	Change
Corporate general and administrative	$ 1,356,889	$ 963,367	$ 393,522	$ 1,957,470	$ 1,726,840	$ 230,630
Exploration	177,648	362,910	(185,262)	445,117	614,724	(169,607)
Legal and accounting	107,141	98,778	8,363	249,368	328,622	(79,254)
	1,641,678	1,425,055	216,623	2,651,955	2,670,186	(18,231)

Venezuelan operations	29,251	43,129	(13,878)	57,872	106,936	(49,064)
Arbitration	271,179	1,122,864	(851,685)	280,847	1,561,531	(1,280,684)
Equipment holding costs	231,102	200,995	30,107	448,256	411,030	37,226
Write-off of mineral property	425,010	-	425,010	425,010	-	425,010
Interest expense	1,586,561	1,304,400	282,161	3,128,822	2,583,091	545,731
	2,543,103	2,671,388	(128,285)	4,340,807	4,662,588	(321,781)
Total Expenses for the Period	$ 4,184,781	$ 4,096,443	$ 88,338	$ 6,992,762	$ 7,332,774	$ (340,012)

SUMMARY OF QUARTERLY RESULTS

Quarter ended	6/30/14	3/31/14	12/31/13	9/30/13	6/30/13	3/31/13	12/31/12	9/30/12
Other Income (loss)	$(162,556)	$(5,632)	$(104,405)	($78,304)	$(23,123)	$29,234	$7,713,505	$1,905,894
Net income (loss)
before tax	(4,437,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609	(1,749,062)
Per share	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)
Fully diluted	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)
Net income (loss)	(4,437,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609	(1,749,062)
Per share	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)
Fully diluted	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)

Other income (loss) during the second quarter of 2014 primarily consisted of the loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring.  Other income (loss) during 2013 and the first quarter of 2014 consisted of foreign currency gains (losses), losses on marketable securities and interest income. Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the 2012 restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation.

The increase in net loss during the second quarter of 2014 was primarily due to costs and expenses associated with the 2014 restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation. The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs. During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.